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           U.S. SECURITIES AND EXCHANGE COMMISSION

                   WASHINGTON, D.C. 20549





                         FORM 12b-25

                 NOTIFICATION OF LATE FILING

                        (Check One):

  [X] Form 10-K     [ ] Form 20-F     [ ] Form 11-K     [ ]
                Form 10-Q     [ ] Form N-SAR

          For Period Ended:  March 31, 1998
          [ ] Transition Report on Form 10-K
          [ ] Transition Report on Form 20-F
          [ ] Transition Report on Form 11-K
          [ ] Transition Report on Form 10-Q
          [ ] Transition Report on Form N-SAR
          For     the    Transition    Period     Ended:
_________________________



      If the notification relates to a portion of the filing
checked   above,   identify  the  Item(s)   to   which   the
notification relates: N/A




Part 1 - Registrant Information


     Full Name of Registrant:

American Industries, Ltd.

Address of Principal Executive Office:

Bank of America Center
101 Convention Center Drive
Suite 1212
Las Vegas, Nevada  89109


Part II - Rules 12b-25(b) and (c)


If   the   subject  report  could  not  be   filed   without
unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

     (a)  The reasons described in reasonable detail in Part
III   of   this   form  could  not  be  eliminated   without
unreasonable effort or expense;    [X]

      (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date;[X]; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
[X]




Part III - Narrative


Comment letter from Registrant's attorney, Burton M. Bentley, to
SEC assistant Director dated May 14, 1998, respecting 1996 Form 10-K prevents the current filing due to unsettled SEC comments to 1996
Form 10-K and financial statements therein.


Part IV - Other Information


      (1) Name and telephone number of person to contact in regard to this notification:

                    Burton M. Bentley, Esq.
                    7878 N. 16th Street, #110
                    Phoenix, Arizona  85020-4449
                    (602) 861-3055


      (2)   Have  all other periodic reports required  under
section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                         [X] Yes     [  ] No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                         [  ] Yes     [X] No

     If so: attach an explanation of the anticipated change,
both  narratively and quantitatively, and,  if  appropriate, state  the reasons why a reasonable estimate of the  results
cannot be made.   N/A



AMERICAN INDUSTRIES, LTD. have  caused   this
notification to be signed on their behalf by the undersigned thereunto duly authorized.

Date:    June 30, 1998                        By /s/ George Balis
                                                 George Balis,
                                                 President